

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2020

Douglas Hein
Chief Financial Officer
Gordon Pointe Acquisition Corp.
780 Fifth Avenue South
Naples, FL 34102

   Re: Gordon Pointe Acquisition Corp.
    Form 10-K for the Fiscal Year Ended December 31, 2018
    Filed March 18, 2019
    File No. 1-38363

Dear Mr. Hein:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services